Exhibit 99.3

January 17, 2018

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated January 11, 2018 relating to the offering by Brookfield Finance Inc. of US$650,000,000 of aggregate principal amount of its 3.900% Notes due January 25, 2028 and US$350,000,000 of aggregate principal amount of its 4.700% Notes due September 20, 2047, relating to the Registration Statement on Form F-10 (File Nos. 333-220746 and 333-220746-01). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

/s/ Torys LLP